FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 27, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated October 27, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: October 27, 2003

Exhibit 1.

NEWS RELEASE

October 27, 2003.

Symbols:  LVH.TSX Venture Exchange

  LVFHF.OTC Bulletin Board

     LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the “Company”) wishes to announce that further to the Company’s News Release dated September 23, 2003 the Company has closed the non-brokered Private Placement Financing of 3,000,000 common shares in the capital of the Company at the price of $0.15 per common share, for total proceeds of $450,000. The Private Placement Financing shares which have been issued are subject to a hold period which expires on February 21, 2004.

The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development, and any unspent amounts will be applied towards general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT (604) 681-0204, OR info@lvfh.com OR VISIT OUR WEBSITE AT www.lvfh.com

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jake Kalpakian”

_____________________________

Jake Kalpakian,

President

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O.BOX 10147, #1460 – 701 West Georgia Street

Vancouver, B.C.  V7Y 1C3

Tel: (6040 681-0204  Fax: (604) 681-9428

Website: www.lvfh.com   email: info@lvfh.com